UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
              Amendment No. 1 with respect to Kenneth Plotkin

                 Under the Securities Exchange Act of 1934

                         HAUPPAUGE DIGITAL, INC.
                             (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                      (Title of Class of Securities)

                                419131 10 7
                              (CUSIP Number)


HOLLENBERG LEVIN SOLOMON ROSS BELSKY & DANIELS, LLP, 585 STEWART AVENUE,
    GARDEN CITY, NEW YORK 11530, ATT: HERBERT W. SOLOMON, ESQ.(516) 745-6000
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            JANUARY 21, 1998
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
                              Amendment No. 1
CUSIP No.  419131 10 7

1.   Names of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

        KENNETH PLOTKIN
        Social Security ####-##-####

2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [ ]
3.   SEC Use Only

4.   Source of Funds

     PF

5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                          [ ]

6.   Citizenship or Place of Organization

     UNITED STATES

                    Number of Shares Beneficially Owned
                      by Each Reporting Person with:
                   ------------------------------------
                    7.   Sole Voting Power

                         398,150

                    8.   Shared Voting Power

                         0(1)

                    9.   Sole Dispositive Power

                         398,150

                    10.  Shared Dispositive Power

                         0(1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     398,150 (1)

12.  Check Box if Aggregate Amount in Row (11) Excludes Certain Shares []

13.  Percent of Class Represented by Amount in Row (11)

     8.9%

14.  Type of Reporting Person

     IN
---------------
(1) The Reporting Person's wife, Dorothy Plotkin, beneficially owns 305,950 or approximately 6.9% of the outstanding shares of the Company. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, the Reporting Person has disclaimed beneficial ownership in all securities owned by Dorothy Plotkin.

Item 1.  Security and Issuer.

     Common stock $0.01 par value per share (the "Common Stock") issued by Hauppauge Digital, Inc., with principal executive offices located at 91 Cabot Court, Hauppauge, New York (hereinafter referred to as the "Company").

Item 2.  Identity and Background.

     This statement is filed by Kenneth Plotkin, Chief Executive Officer, Vice-President, and Secretary of the Company. The information required by this Item for Kenneth Plotkin is as follows:


     (a)  Name:                    Kenneth Plotkin

     (b)  Business Address:        91 Cabot Court
                                   Hauppauge, NY 11788

     (c)  Principal Occupation:    Chief Executive Officer, Vice-President,
                                   Secretary, and a director of the Company

     (d)  Criminal Violations:     None

     (e)  Securities Violations:   None

     (f)  Citizenship:             United States


Item 3.  Source and Amount of Funds or Other Consideration.

     If any shares of the Company's Common Stock are to be purchased by the Reporting Person pursuant to the grant of a non-qualified option which is the cause of this filing, such shares will be purchased with the personal funds of the Reporting Person or through a "cashless exercise" as provided by the option grants. See Item 4 below for a description of the purpose of the transaction herein described.

Item 4.  Purpose of Transaction.

     The Reporting Person acquired beneficial ownership on January 21, 1998 of 45,000 securities of the Company through grants of stock options as follows:

          (a) Pursuant to the Company's 1996 Non-Qualified Stock Option Plan, options to acquire 30,000 shares were granted to the Reporting Person, exercisable immediately for a period of ten years at $4.625 per share;

          (b) Pursuant to the Company's 1994 Incentive Stock Option Plan, options to acquire a total of 27,050 shares were granted to the Reporting Person, exercisable in increments of 33 1/3% per year at $5.0875 per share, for a period of five years from the date the options first become exercisable;

          (c) Pursuant to the Company's 1998 Incentive Stock Option Plan, and subject to shareholder approval of this 1998 Plan at the Company's annual meeting of shareholders scheduled to be held on March 12, 1998, options to acquire a total of 17,950 shares were granted to the Reporting Person, exercisable in increments of 33 1/3% per year at $5.0875 per share, for a period of five years from the date the options first become exercisable.

     As of the date of this Schedule, the Reporting Person has no plans or proposals which relate to or would result in the acquisition or disposition of the Company's securities by any person; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; a sale or transfer of a material amount of the assets of the Company; any change in the Company's present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the Company's present capitalization or dividend policy; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of the Company's securities to cease to be listed in an inter-dealer quotation system of a registered national securities association; a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to those enumerated in response to this item.

Item 5. Interest in Securities of the Issuer.

     (a) Kenneth Plotkin owns beneficially 398,150 shares of the Common Stock of the Company, or approximately 8.9% of the issued and outstanding shares of the Common Stock of the Company.

     (b) (1) Kenneth Plotkin:

               (i) Has the sole power to vote or to direct the vote of 398,150 shares of the Company's Common Stock;

               (ii) Has shared power to vote or to direct the vote zero (0) shares of the Company's Common Stock (see Item 5(b)(1)(iv) below);

               (iii)Has the sole power to dispose or to direct the disposition of 398,150 shares of the Company's Common Stock;

               (iv) Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, the Reporting Person has disclaimed beneficial ownership of the shares of his wife, Dorothy Plotkin, who beneficially owns 305,950 shares of the Company.

     (c) None.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

          None.

Item 7.  Material to be Filed as Exhibits.

          None.

                                SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, the undersigned person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 27, 1998


                                        /s/ KENNETH PLOTKIN
                                        -------------------
                                        Kenneth Plotkin